Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated August 6, 2010

The MITTS® are being offered by Bank of America Corporation (“BAC”). The MITTS will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the MITTS involves a number of risks. There are important differences between the MITTS and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-13 of product supplement MITTS-4. MITTS:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.25	$
Proceeds, before expenses, to Bank of America Corporation	$9.75	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.20 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.75 per unit and $0.00 per unit, respectively.

*Depending on the date the MITTS® are priced for initial sale to the public (the “pricing date”), which may be in August or September 2010, the settlement date may occur in August or September 2010, and the maturity date may occur in August or September 2015. Any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.

August     , 2010

Units Market Index Target-Term Securities® Linked to a Global Equity Basket, due August , 2015 $10 principal amount per unit Term Sheet No.	Expected Pricing Date* Settlement Date* Maturity Date* CUSIP No.	August , 2010 August , 2010 August , 2015
Market Index Target-Term Securities®

100% participation in increases in the value of a Basket comprised of the S&P 500® Index, the MSCI EAFE Index, the MSCI Emerging Markets Index, and the S&P BRIC 40® Index, subject to a cap of between 75% and 80%

90% principal protected at maturity against decreases in the value of the Basket

A maturity of approximately five years

Repayment of principal at maturity is subject to the credit risk of Bank of America Corporation

No periodic interest payments

No listing on any securities exchange

STRUCTURED INVESTMENTS PRINCIPAL PROTECTION ENHANCED INCOME MARKET PARTICIPATION ENHANCED PARTICIPATION

Summary

The Market Index Target-Term Securities® Linked to a Global Equity Basket, due August     , 2015 (the “MITTS”), are our senior unsecured debt securities. The MITTS are not guaranteed or insured by the Federal Deposit Insurance Corporation (the “FDIC”) or secured by collateral. The MITTS will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the MITTS, including any repayment of principal, will be subject to the credit risk of BAC. The MITTS provide investors with a 100% participation rate in increases in the value of the Global Equity Basket described below (the “Basket”) from the Starting Value of the Basket, which will be set to 100.00 on the pricing date, to the Ending Value of the Basket, determined during the Maturity Valuation Period shortly before the maturity date, subject to a maximum return of 75% to 80% over the Original Offering Price. Investors must be willing to forgo interest payments on the MITTS, be willing to accept a return that is capped or a repayment at maturity that is up to 10% less than the Original Offering Price.

The Basket is comprised of the S&P 500® Index, the MSCI EAFE Index, the MSCI Emerging Markets Index, and the S&P BRIC 40® Index (each, a “Basket Component Index,” and together, the “Basket Component Indices”). On the pricing date, the S&P 500® Index will be given an initial weight of 50.00%, the MSCI EAFE Index will be given an initial weight of 30.00%, and the MSCI Emerging Markets Index and the S&P BRIC 40® Index will each be given an initial weight of 10.00%.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the MITTS

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Base Value:	$10.00 per unit
Term:	Approximately five years
Market Measure:

A Global Equity Basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), the MSCI EAFE Index (Bloomberg symbol: “MXEA”), the MSCI Emerging Markets Index (Bloomberg symbol: “MXEF”), and the S&P BRIC 40® Index (Bloomberg symbol: “SBR”)

Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:

The average of the closing values of the Basket on each scheduled calculation day during the Maturity Valuation Period. If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-31 of product supplement MITTS-4.

Capped Value:

$17.50 to $18.00 per unit of the MITTS, which represents a return of 75% to 80% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

Maturity Valuation Period:

Five scheduled calculation days shortly before the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

Participation Rate:	100%
Minimum Redemption Amount:	$9.00 per unit
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the MITTS

On the maturity date, you will receive a cash payment per MITTS (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the MITTS at maturity, based upon the Participation Rate of 100% and a hypothetical Capped Value of $17.75 (a 77.50% return), the midpoint of the Capped Value range of $17.50 to $18.00. The blue line reflects the hypothetical returns on the MITTS, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Basket Component Indices, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 100%, the Base Value of $10.00 (per unit), the Starting Value of 100.00, the Minimum Redemption Amount of $9.00 (per unit), and a hypothetical Capped Value of $17.75 (per unit), the midpoint of the Capped Value range of $17.50 to $18.00.

Example 1 — The hypothetical Ending Value is 50% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	50.00

Redemption Amount = the greater of (a)	$10 -	[	$10 ×	(100.00 - 50.00)	]	= $5.00 and (b) $9.00
100.00

Redemption Amount (per unit) = $9.00 (The Redemption Amount cannot be less than the Minimum Redemption Amount of $9.00.)

Example 2 — The hypothetical Ending Value is 95% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	95.00

Redemption Amount =	$10 -	[	$10 ×	(100.00 - 95.00)	]	= $9.50
100.00

Redemption Amount (per unit) = $9.50

Example 3 — The hypothetical Ending Value is 130% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	130.00

Redemption Amount =	$10 +	[	$10 × 100% x	(130.00 - 100.00)	]	= $13.00
100.00

Redemption Amount (per unit) = $13.00

Example 4 —The hypothetical Ending Value is 210% of the Starting Value:

Starting Value:	100.00
Hypothetical Ending Value:	210.00

Redemption Amount = the lesser of (a)	$10 +	[	$10 × 100% x	(210.00 - 100.00)	]	= $21.00 and (b) $17.75
100.00

Redemption Amount (per unit) = $17.75 (The Redemption Amount cannot be greater than the Capped Value.)

The following table illustrates, for the Starting Value of 100.00 and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the MITTS (rounded to two decimal places); and
▪	the total rate of return to holders of the MITTS.

The table below reflects the Participation Rate of 100%, the Base Value of $10.00 (per unit), the Minimum Redemption Amount of $9.00 (per unit), and a hypothetical Capped Value of $17.75 (per unit), the midpoint of the Capped Value range of $17.50 to $18.00.

Hypothetical Ending Value(1)	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the MITTS
50.00	-50.00%	$9.00	-10.00%
60.00	-40.00%	$9.00	-10.00%
70.00	-30.00%	$9.00	-10.00%
80.00	-20.00%	$9.00	-10.00%
90.00	-10.00%	$9.00(3)	-10.00%
95.00	-5.00%	$9.50	-5.00%
97.50	-2.50%	$9.75	-2.50%
100.00(2)	0.00%	$10.00	0.00%
102.50	2.50%	$10.25	2.50%
105.00	5.00%	$10.50	5.00%
110.00	10.00%	$11.00	10.00%
120.00	20.00%	$12.00	20.00%
130.00	30.00%	$13.00	30.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%
170.00	70.00%	$17.00	70.00%
180.00	80.00%	$17.75(4)	77.50%
190.00	90.00%	$17.75	77.50%
200.00	100.00%	$17.75	77.50%
210.00	110.00%	$17.75	77.50%
220.00	120.00%	$17.75	77.50%
230.00	130.00%	$17.75	77.50%
240.00	140.00%	$17.75	77.50%
250.00	150.00%	$17.75	77.50%
260.00	160.00%	$17.75	77.50%
270.00	170.00%	$17.75	77.50%
280.00	180.00%	$17.75	77.50%
290.00	190.00%	$17.75	77.50%
300.00	200.00%	$17.75	77.50%
310.00	210.00%	$17.75	77.50%

(1)	Each Basket Component Index comprising the Basket is a price return index. Accordingly, the Ending Value will not include any income generated by dividends paid on the stocks included in the Basket Component Indices, which you would otherwise be entitled to receive if you invested in those stocks directly.

(2)	The Starting Value will be set to 100.00 on the pricing date.

(3)	The Redemption Amount will not be less than the Minimum Redemption Amount of $9.00 per unit of the MITTS.

(4)	The Redemption Amount per unit of the MITTS cannot exceed the hypothetical Capped Value of $17.75 (the midpoint of the range of $17.50 to $18.00). The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Capped Value, and the term of your investment.

Risk Factors

There are important differences between the MITTS and a conventional debt security. An investment in the MITTS involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the MITTS in the “Risk Factors” sections beginning on page S-13 of product supplement MITTS-4 and page 54 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return on the MITTS, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the stocks included in the Basket Component Indices.

▪	You must rely on your own evaluation of the merits of an investment linked to the Basket.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the MITTS while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the MITTS.

▪	A trading market is not expected to develop for the MITTS.

▪	The Redemption Amount will not be affected by all developments relating to the Basket Component Indices.

▪

Changes in the levels of the Basket Component Indices may offset each other. Due to its Initial Component Weight, changes in the level of the S&P 500® Index will have a more substantial impact of the value of the Basket than similar changes in the levels of the other Basket Component Indices.

▪	Each Index Publisher (as defined below) may adjust its Basket Component Index in a way that affects its level, and those publishers have no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Basket Component Indices, and you will not be entitled to receive securities or dividends or other distributions of the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies included in the Basket Component Indices, except to the extent that our common stock is included in the S&P 500® Index, we do not control any company included in any Basket Component Index, and are not responsible for any disclosure made by any other company.

▪	Your return on the MITTS may be affected by factors affecting the international securities markets.

▪	Exchange rate movements may impact the value of the MITTS.

▪

If you attempt to sell the MITTS prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than their Original Offering Price.

▪	Payments on the MITTS are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the MITTS.

▪	Purchases and sales by us and our affiliates of stocks included in the Basket Component Indices may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the MITTS and their market value.

▪	Our business activities relating to the companies represented by the Basket Component Indices may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

You should consider the tax consequences of investing in the MITTS. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Other Terms of the MITTS

Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product supplement MITTS-4.

A “Market Measure Business Day” means a day on which:

(A) the New York Stock Exchange and The NASDAQ Stock Market (as to the S&P 500® Index); the London Stock Exchange, the Frankfurt Stock Exchange, the Paris Bourse, and the Tokyo Stock Exchange (as to the MSCI EAFE Index); the London Stock Exchange, the Hong Kong Stock Exchange, the São Paulo Stock Exchange, and the Korea Stock Exchange (as to the MSCI Emerging Markets Index); and the New York Stock Exchange, the Nasdaq Stock Market, the London Stock Exchange, and the Hong Kong Stock Exchange (as to the S&P BRIC 40® Index) (or any successor to the foregoing exchanges) are open for trading; and

(B) the Basket Component Indices or any successors thereto are calculated and published.

Investor Considerations

You may wish to consider an investment in the MITTS if:

▪	You anticipate that the value of the Basket will increase from the Starting Value to the Ending Value.

▪	You accept that your investment will result in a loss if there is a decrease from the Starting Value to the Ending Value.

▪	You accept that you will lose up to 10% of your original investment amount if the Ending Value is less than the Starting Value.

▪	You accept that the return on the MITTS will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the MITTS, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Basket Component Indices with no expectation of dividends or other benefits of owning the stocks included in the Basket Component Indices.

▪

You are willing to accept that a trading market is not expected to develop for the MITTS. You understand that secondary market prices for the MITTS, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the MITTS.

The MITTS may not be an appropriate investment for you if:

▪

You anticipate that the value of the Basket will decrease from the Starting Value to the Ending Value or that the value of the Basket will not increase sufficiently over the term of the MITTS to provide you with your desired return.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 75% and 80% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Basket Component Indices.

▪	You seek assurances that there will be a liquid market if and when you want to sell the MITTS prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the MITTS.

Other Provisions

We may deliver the MITTS against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the MITTS occurs more than three business days from the pricing date, purchasers who wish to trade the MITTS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the MITTS, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the MITTS. Accordingly, offerings of the MITTS will conform to the requirements of NASD Rule 2720. Under our distribution agreement with MLPF&S, MLPF&S will purchase the MITTS from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for MITTS sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. In the original offering of the MITTS, the MITTS will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the MITTS but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the MITTS. The Basket Component Indices are described in the section “The Basket Component Indices” below. Each Basket Component Index will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of MITTS—Basket Market Measures” beginning on page S-31 of product supplement MITTS-4.

If August 2, 2010 was the pricing date, for each Basket Component Index, the Initial Component Weight, the closing level, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component Index	Bloomberg Symbol	Initial Component Weight	Closing Level(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
S&P 500® Index	SPX	50.00%	1,125.86	0.04441050	50.00
MSCI EAFE Index	MXEA	30.00%	1,517.29	0.01977209	30.00
MSCI Emerging Markets Index	MXEF	10.00%	1,012.94	0.00987225	10.00
S&P BRIC 40® Index	SBR	10.00%	2,546.09	0.00392759	10.00
			Starting Value		100.00

(1)	The actual closing level of each Basket Component Index and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of MITTS—Basket Market Measures—Determination of the Component Ratio for Each Basket Component—Equity-Based Basket Components” beginning on page S-51 of product supplement MITTS-4 if a Market Disruption Event occurs on the pricing date as to any Basket Component Index. The actual closing level and Component Ratio of each Basket Component Index will be set forth in the final term sheet that will be made available in connection with sales of the MITTS.

(2)	These are the closing levels of the Basket Component Indices on August 2, 2010.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on August 2, 2010 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket by summing the products of the closing level for each Basket Component Index on each calculation day during the Maturity Valuation Period and the Component Ratio applicable to such Basket Component Index. If a Market Disruption Event occurs as to any Basket Component Index on any scheduled calculation day, the closing level of that Basket Component Index will be determined as more fully described beginning on page S-31 of product supplement MITTS-4 in the section “Description of MITTS—The Starting Value and the Settlement Value—MITTS Based on an Ending Value Calculation—Equity-Based Market Measures that Are Not Exchange Traded Funds.”

While historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket in the period from January 2005 through July 2010, based upon month-end historical levels of each Basket Component Index and a Basket value of 100.00 on December 31, 2004. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the MITTS may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the MITTS.

The Basket Component Indices

All disclosures contained in this term sheet regarding the Basket Component Indices, including, without limitation, their make up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Index Publishers. The Index Publishers have no obligation to continue to publish, and may discontinue publication of, the Basket Component Indices. The consequences of the Index Publishers discontinuing publication of the Basket Component Indices are discussed beginning on page S-49 under the section of product supplement MITTS-4 entitled “Description of MITTS—Discontinuance of a Non-Exchange Traded Fund-Based Market Measure—Equity-Based or Commodity-Based Market Measures that Are Not Exchange Traded Funds.” None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of any of the Basket Component Indices or any successor index.

The S&P 500® Index

“Standard & Poor’s®”, “Standard & Poor’s 500TM”, “S&P 500®”, and “S&P®” are trademarks of S&P and have been licensed for use in this offering by our subsidiary, MLPF&S. The MITTS are not sponsored, endorsed, sold, or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the MITTS.

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of July 30, 2010, 404 companies included in the S&P 500® Index traded on the New York Stock Exchange, and 96 companies included in the S&P 500® Index traded on The NASDAQ Stock Market. On July 30, 2010, the average market capitalization of the companies included in the S&P 500® Index was $19.94 billion. As of that date, the largest component of the S&P 500® Index had a market capitalization of $305.09 billion, and the smallest component of the S&P 500® Index had a market capitalization of $1.02 billion.

S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the S&P 500® Index, with the approximate percentage of the market capitalization of the S&P 500® Index included in each group as of July 30, 2010 indicated in parentheses: Consumer Discretionary (10.20%); Consumer Staples (11.41%); Energy (10.87%); Financials (16.45%); Health Care (11.37%); Industrials (10.64%); Information Technology (18.79%); Materials (3.55%); Telecommunication Services (3.03%); and Utilities (3.69%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

S&P calculates the S&P 500® Index by reference to the prices of the constituent stocks of the S&P 500® Index without taking account of the value of dividends paid on those stocks. As a result, the return on the MITTS will not reflect the return you would realize if you actually owned the S&P 500® Index constituent stocks and received the dividends paid on those stocks.

Computation of the S&P 500® Index

While S&P currently employs the following methodology to calculate the S&P 500® Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the S&P 500® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the S&P 500® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500® Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted S&P 500® Index is then calculated by multiplying, for each stock in the S&P 500® Index, the IWF, the price, and the total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology. The level of the S&P 500® Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it serves as a link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index, which is index maintenance.

S&P 500® Index Maintenance

S&P 500® Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index, and do not require index divisor adjustments.

To prevent the level of the S&P 500® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P 500® Index remains constant and does not reflect the corporate actions of individual companies in the S&P 500® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index closing level.

Changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5% due to a company’s acquisition of another company in the S&P 500® Index are made as soon as reasonably possible. All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

The following graph sets forth the monthly historical performance of the S&P 500® Index in the period from January 2005 through July 2010. This historical data on the S&P 500® Index is not necessarily indicative of the future performance of the S&P 500® Index or what the value of the MITTS may be. Any historical upward or downward trend in the level of the S&P 500® Index during any period set forth below is not an indication that the level of the S&P 500® Index is more or less likely to increase or decrease at any time over the term of the MITTS. On August 2, 2010, the closing level of the S&P 500® Index was 1,125.86.

Before investing in the MITTS, you should consult publicly available sources for the levels and trading pattern of the S&P 500® Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the S&P 500® Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

S&P does not guarantee the accuracy and/or the completeness of the S&P 500® Index or any data included in the S&P 500® Index. S&P shall have no liability for any errors, omissions, or interruptions in the S&P 500® Index. S&P makes no warranty, express or implied, as to results to be obtained by MLPF&S, us, holders of the MITTS, or any other person or entity from the use of the S&P 500® Index or any data included in the S&P 500® Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500® Index or any data included in the S&P 500® Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages, including lost profits, even if notified of the possibility of these damages.

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the S&P 500® Index in connection with this offering. The license agreement provides that the following language must be stated in this term sheet:

“The MITTS are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the MITTS or any member of the public regarding the advisability of investing in securities generally or in the MITTS particularly or the ability of the S&P 500® Index to track general stock market performance. S&P’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed, and calculated by S&P without regard to MLPF&S, us, or the MITTS. S&P has no obligation to take the needs of MLPF&S, our needs, or the needs of the holders of the MITTS into consideration in determining, composing, or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the MITTS, prices at which the MITTS are to initially be sold, or quantities of the MITTS to be issued or in the determination or calculation of the equation by which the MITTS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the MITTS.”

The MSCI EAFE Index

The MSCI EAFE Index is intended to measure equity market performance in developed market countries, excluding the U.S. and Canada. The MSCI EAFE Index is a free float-adjusted market capitalization equity index with a base date of December 31, 1969 and an initial value of 100. The MSCI EAFE Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The MSCI EAFE Index currently consists of companies from the following 22 developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, The Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. As of August 2, 2010, the five largest country weights were the United Kingdom (21.8%), Japan (21.6%), France (10.1%), Australia (8.2%) and Germany (7.9%), and the five largest sector weights were Financials (25.8%), Industrials (12.1%), Materials (10.3%), Consumer Staples (10.1%), and Consumer Discretionary (10.0%).

The MSCI EAFE Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

The MSCI Emerging Markets Index

The MSCI Emerging Markets Index is intended to measure equity market performance in the global emerging markets. The MSCI Emerging Markets Index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial value of 100. The MSCI Emerging Markets Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The MSCI Emerging Markets Index currently consists of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey. As of August 2, 2010, the five largest country weights were China (18.6%), Brazil (16.2%), South Korea (13.5%), Taiwan (10.8%), and India (7.7%), and the five largest sector weights were Financials (26.1%), Materials (14.4%), Energy (13.9%), Information Technology (12.9%), and Telecommunication Services (8.2%).

The MSCI Emerging Markets Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

General - MSCI Indices

MSCI provides global equity indices intended to measure equity performance in international markets and the MSCI International Equity Indices are designed to serve as global equity performance benchmarks. In constructing these indices, MSCI applies its index construction and maintenance methodology across developed, emerging, and frontier markets.

MSCI enhanced the methodology used in its MSCI International Equity Indices. The MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the global investable market indices methodology described below. The transition was completed at the end of May 2008. The Enhanced MSCI Standard Indices are composed of the MSCI Large Cap and Mid Cap Indices. The MSCI Global Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology and contains no overlap with constituents of the transitioned MSCI Standard Indices. Together, the relevant MSCI Large Cap, Mid Cap, and Small Cap Indices will make up the MSCI investable market index for each country, composite, sector, and style index that MSCI offers.

Constructing the MSCI Global Investable Market Indices. MSCI undertakes an index construction process, which involves:

•	defining the equity universe;

•	determining the market investable equity universe for each market;

•	determining market capitalization size segments for each market;

•	applying index continuity rules for the MSCI Standard Index;

•	creating style segments within each size segment within each market; and

•	classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe. The equity universe is defined by:

•

Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (“DM”) or Emerging Markets (“EM”). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real Estate Investment Trusts (“REITs”) in some countries and certain income trusts in Canada are also eligible for inclusion.

•	Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.

Determining the Market Investable Equity Universes. A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the global investable market indices methodology.

The investability screens used to determine the investable equity universe in each market are as follows:

•

Equity Universe Minimum Size Requirement: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.

•

Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

•

DM and EM Minimum Liquidity Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio (“ATVR”), a measure that screens out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM, and a minimum

•

liquidity level of 15% of three- and twelve-month ATVR and 80% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of an EM.

•

Global Minimum Foreign Inclusion Factor Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

•

Minimum Length of Trading Requirement: this investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi–annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi–Annual Index Review.

Defining Market Capitalization Size Segments for Each Market. Once a market investable equity universe is defined, it is segmented into the following size–based indices:

•	Investable Market Index (Large + Mid + Small);

•	Standard Index (Large + Mid);

•	Large Cap Index;

•	Mid Cap Index; or

•	Small Cap Index.

Creating the size segment indices in each market involves the following steps:

•	defining the market coverage target range for each size segment;

•	determining the global minimum size range for each size segment;

•	determining the market size–segment cutoffs and associated segment number of companies;

•	assigning companies to the size segments; and

•	applying final size–segment investability requirements.

Index Continuity Rules for the Standard Indices. In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

Creating Style Indices within Each Size Segment. All securities in the investable equity universe are classified into value or growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard. All securities in the global investable equity universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor’s, the GICS. Under the GICS, each company is assigned to one sub–industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance

The MSCI global investable market indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability, and low index turnover. In particular, index maintenance involves:

(i) Semi–Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:

•	updating the indices on the basis of a fully refreshed equity universe;

•	taking buffer rules into consideration for migration of securities across size and style segments; and

•	updating FIFs and Number of Shares (“NOS”).

(ii) Quarterly Index Reviews (“QIRs”) in February and August of the Size Segment Indices aimed at:

•	including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

•	allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and

•	reflecting the impact of significant market events on FIFs and updating NOS.

(iii) Ongoing Event–Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

Neither we nor any of our affiliates, including MLPF&S, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the MSCI EAFE Index, the MSCI Emerging Markets Index, or any successor to these indices. MSCI does not guarantee the accuracy or the completeness of the MSCI EAFE Index, the MSCI Emerging Markets Index, or any data included in these indices. MSCI assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the MSCI EAFE Index or the MSCI Emerging Markets Index. MSCI disclaims all responsibility for any errors or omissions in the calculation and dissemination of the MSCI EAFE Index, the MSCI Emerging Markets Index, or the manner in which these indices are applied in determining the amount payable on the MITTS at maturity.

The following graph sets forth the monthly historical performance of the MSCI EAFE Index in the period from January 2005 through July 2010. This historical data on the MSCI EAFE Index is not necessarily indicative of the future performance of the MSCI EAFE Index or what the value of the MITTS may be. Any historical upward or downward trend in the level of the MSCI EAFE Index during any period set forth below is not an indication that the level of the MSCI EAFE Index is more or less likely to increase or decrease at any time over the term of the MITTS. On August 2, 2010, the closing level of the MSCI EAFE Index was 1,517.29.

The following graph sets forth the monthly historical performance of the MSCI Emerging Markets Index in the period from January 2005 to July 2010. This historical data on the MSCI Emerging Markets Index is not necessarily indicative of the future performance of the MSCI Emerging Markets Index or what the value of the MITTS may be. Any historical upward or downward trend in the level of the MSCI Emerging Markets Index during any period set forth below is not an indication that the level of the MSCI Emerging Markets Index is more or less likely to increase or decrease at any time over the term of the MITTS. On August 2, 2010, the closing level of the MSCI Emerging Markets Index was 1,012.94.

Before investing in the MITTS, you should consult publicly available sources for the levels and trading pattern of the MSCI EAFE Index and the MSCI Emerging Markets Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the MSCI EAFE Index or the MSCI Emerging Markets Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

“MSCI EAFE IndexSM” and “MSCI Emerging Markets IndexSM” are service marks of MSCI and have been licensed for use for certain purposes by us. MITTS based on the MSCI EAFE IndexSM and the MSCI Emerging Markets IndexSM are not sponsored, endorsed, sold, or promoted by MSCI, and MSCI makes no representation regarding the advisability of investing in the MITTS.

Our right to use the MSCI EAFE Index and the MSCI Emerging Markets Index in connection with the MITTS is subject to a license agreement between us and MSCI. In connection with that license, please note the following:

THE MITTS ARE NOT SPONSORED, ENDORSED, SOLD, OR PROMOTED BY MSCI, ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS, OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING, OR CREATING THE MSCI EAFE INDEX OR THE MSCI EMERGING MARKETS INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI EAFE INDEX AND THE MSCI EMERGING MARKETS INDEX ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI, THE MSCI EAFE INDEX, AND THE MSCI EMERGING MARKETS INDEX ARE SERVICE MARKS OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED TO US FOR USE FOR CERTAIN PURPOSES. THE MITTS HAVE NOT BEEN PASSED ON BY ANY OF THE MSCI PARTIES AS TO THEIR LEGALITY OR SUITABILITY WITH RESPECT TO ANY PERSON OR ENTITY AND NONE OF THE MSCI PARTIES MAKES ANY WARRANTIES OR BEARS ANY LIABILITY WITH RESPECT TO THE MITTS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO US OR OWNERS OF THE MITTS OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN ANY SECURITIES GENERALLY OR IN THIS OFFERING PARTICULARLY OR THE ABILITY OF THE MSCI EAFE INDEX OR THE MSCI EMERGING MARKETS INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS, AND TRADE NAMES AND OF THE MSCI EAFE INDEX AND THE MSCI EMERGING MARKETS INDEX, WHICH ARE DETERMINED, COMPOSED, AND CALCULATED BY MSCI WITHOUT REGARD TO THE MITTS, TO US, TO THE OWNERS OF THE MITTS, OR TO ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF US OR OWNERS OF THE MITTS OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING, OR CALCULATING THE MSCI EAFE INDEX OR THE MSCI EMERGING MARKETS INDEX. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE MITTS TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE AMOUNT THAT MAY BE PAID AT MATURITY ON THE MITTS. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO US OR TO OWNERS OF THE MITTS OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR, OFFERING OF THE MITTS.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI EAFE INDEX OR THE MSCI EMERGING MARKETS INDEX FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY, AND/OR COMPLETENESS OF THE MSCI EAFE INDEX, THE MSCI EMERGING MARKETS INDEX, OR ANY DATA INCLUDED THEREIN OR THE RESULTS TO BE OBTAINED BY US, OWNERS OF THE MITTS, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF THE MSCI EAFE INDEX, THE MSCI EMERGING MARKETS INDEX, OR ANY DATA INCLUDED THEREIN AND NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY TO ANY PERSON OR ENTITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS OF OR IN CONNECTION WITH THE MSCI EAFE INDEX, THE MSCI EMERGING MARKETS INDEX, OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES (INCLUDING, WITHOUT LIMITATION AND FOR PURPOSES OF EXAMPLE ONLY, ALL WARRANTIES OF TITLE, SEQUENCE, AVAILABILITY, ORIGINALITY, ACCURACY, COMPLETENESS, TIMELINESS, NON-INFRINGEMENT, MERCHANTABILITY, AND FITNESS FOR A PARTICULAR PURPOSE AND ALL IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING, AND COURSE OF PERFORMANCE) WITH RESPECT TO THE MSCI EAFE INDEX, THE MSCI EMERGING MARKETS INDEX, AND ALL DATA INCLUDED THEREIN. WITHOUT LIMITING THE GENERALITY OF ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY TO ANY PERSON OR ENTITY FOR ANY DAMAGES, WHETHER DIRECT, INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, CONSEQUENTIAL (INCLUDING, WITHOUT LIMITATION, LOSS OF USE, LOSS OF PROFITS OR REVENUES, OR OTHER ECONOMIC LOSS), AND WHETHER IN TORT (INCLUDING, WITHOUT LIMITATION, STRICT LIABILITY AND NEGLIGENCE), CONTRACT, OR OTHERWISE, EVEN IF IT MIGHT HAVE ANTICIPATED, OR WAS ADVISED OF, THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller, or holder of the MITTS, or any other person or entity, should use or refer to any MSCI trade name, trademark, or service mark to sponsor, endorse, market, or promote the MITTS without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

S&P BRIC 40® Index

S&P launched the S&P BRIC 40® Index on June 20, 2006. The S&P BRIC 40® Index consists of 40 leading securities representing the largest and most liquid publicly-traded companies in Brazil, Russia, India, and China (“BRIC”). All constituent companies are members of the S&P/IFC Investable Index series and meet minimum market capitalization and liquidity requirements. In addition, stocks of the constituent companies trade in developed market exchanges, such as the Hong Kong Stock Exchange, the London Stock Exchange, NASDAQ, and the NYSE.

The S&P BRIC 40® Index is calculated between the hours of 02:00 GMT and 21:00 GMT. These times coincide with the opening of the Hong Kong Stock Exchange and the close of the NYSE, respectively. The price of each stock used in the daily computation of the S&P BRIC 40® Index is the closing price from its respective exchange. If a stock trades on more than one developed market exchange, the closing price from the market with the most liquidity is used. The S&P BRIC 40® Index is calculated in both U.S. dollars and euros. After the close of trading in New York, local market prices are converted using the Reuters/WM London fix closing exchange rates to determine the daily closing levels of the S&P BRIC 40® Index.

The S&P BRIC 40® Index is calculated daily throughout the calendar year. The only days on which the S&P BRIC 40® Index is not calculated are days when all relevant exchanges are officially closed or if Reuters/WM exchange rate services are not published. In the event an exchange must close due to unforeseen events, S&P will calculate the closing prices of the relevant components of the S&P BRIC 40® Index based on the closing price published by the exchange, or, if no closing price is available, the last regular trade reported for each relevant stock before the exchange is closed. In all cases, the price will be from the exchange listing included in the S&P BRIC 40® Index. If an exchange does not open due to unforeseen circumstances, the S&P BRIC 40® Index will use the prior day’s closing prices. If all exchanges fail to open, S&P may determine not to publish the S&P BRIC 40® Index for that day.

As of December 31, 2009, 42.3% of the S&P BRIC 40® Index weight consisted of Chinese stocks, 27.5% consisted of Brazilian stocks, 22.9% consisted of Russian stocks, and 7.3% consisted of Indian stocks. The largest sectors of the S&P BRIC 40® Index were energy (36.8% of the index weight), financials (32.7% of the index weight), telecommunication services (11.8% of the index weight), materials (9.5% of the index weight), information technology (6.7% of the index weight), consumer staples (1.8% of the index weight), and utilities (0.6% of the index weight).

Index Construction

All constituents of the S&P/IFCI Index for Brazil, Russia, India, and China comprise the initial starting universe of companies that may be included in the S&P BRIC 40® Index. All companies that do not have a developed market listing are removed from this list. Only securities with a float-adjusted market capitalization of at least US $1 billion and a minimum US $5 million average three-month daily value traded prior to the selection date may be included in the S&P BRIC 40® Index. If a stock has multiple share classes, the share classes with the lowest liquidity will not be included in the S&P BRIC 40® Index. The remaining securities are then sorted in decreasing order of their float-adjusted market capitalization, and the top 40 are selected to become S&P BRIC 40® Index components. In the rare event that fewer than 40 stocks qualify for inclusion, S&P may modify the criteria to include multiple share classes or reduce the market capitalization limit.

Index Maintenance

The S&P BRIC 40® Index is rebalanced annually after the close of trading on the third Friday in December using the relevant companies’ market capitalization from the middle of the preceding November. In addition, the S&P BRIC 40® Index may be subject to a semi-annual review, which may result in a mid-year rebalancing. A mid-year rebalancing will only occur if three of the largest 30 stocks from the eligible universe are not in the S&P BRIC 40® Index at the time of the review. Otherwise, there will not be a semi-annual rebalancing. The cut-off date for the data used in the semi-annual review will be mid-May, with a mid-year rebalancing being made, if necessary, after the market close on the third Friday of June. No companies are added between rebalancings. Between rebalancings, a company can be removed from the S&P BRIC 40® Index due to corporate events such as mergers, acquisitions, or delistings. Information regarding rebalancing results, new S&P BRIC 40® Index constituents, and S&P BRIC 40® Index weights will be made available two weeks prior to any implementation.

The S&P BRIC 40® Index is maintained by the S&P Global Equity Index Committee (the “Index Committee”). The Index Committee members are all full-time professional members of S&P’s staff. The Index Committee meets as needed. At each meeting, the Index Committee reviews pending corporate actions that may affect S&P BRIC 40® Index constituents, statistics comparing the composition of the S&P BRIC 40® Index to the markets generally, and any significant market events.

Computation of the Index

The S&P BRIC 40® Index employs a modified market capitalization weighting methodology, using a divisor methodology found in all of S&P’s principal equity indices. At rebalancing, the starting weight of each stock is proportional to its available market capitalization. If necessary, modifications are made to this weight to ensure that no stock has a weight of more than 10% in the S&P BRIC 40® Index. In addition, at rebalancing, the S&P BRIC 40® Index must meet specified liquidity standards established by S&P.

The S&P BRIC 40® Index value is derived by dividing the S&P BRIC 40® Index market value by the S&P BRIC 40® Index divisor. The S&P BRIC 40® Index market value is computed using the sum of each S&P BRIC 40® Index constituent’s market capitalization. A constituent’s market capitalization is the product of: (i) the number of outstanding shares, (ii) the price per share, and (iii) the free float.

To provide a continuous measure of market valuation, the Index divisor is only adjusted in the event of certain corporate actions, such as the payment of special dividends by the S&P BRIC 40® Index constituent, delisting, or a merger or acquisition if the surviving company does not belong to one of the BRIC countries or does not maintain listing on a developed market exchange.

The S&P BRIC 40® Index is based on an initial value of 874.48 that was set on February 2, 2004.

The following graph sets forth the monthly historical performance of the S&P BRIC 40® Index in the period from January 2005 through July 2010. This historical data on the S&P BRIC 40® Index is not necessarily indicative of the future performance of the S&P BRIC 40® Index or what the value of the MITTS may be. Any historical upward or downward trend in the level of the S&P BRIC 40® Index during any period set forth below is not an indication that the level of the S&P BRIC 40® Index is more or less likely to increase or decrease at any time over the term of the MITTS. On August 2, 2010, the closing level of the S&P BRIC 40® Index was 2,546.09.

Before investing in the MITTS, you should consult publicly available sources for the levels and trading pattern of the S&P BRIC 40® Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the S&P BRIC 40® Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

S&P does not guarantee the accuracy and/or the completeness of the S&P BRIC 40® Index or any data included in the S&P BRIC 40® Index. S&P shall have no liability for any errors, omissions, or interruptions in the S&P BRIC 40® Index. S&P makes no warranty, express or implied, as to results to be obtained by MLPF&S, us, holders of the MITTS, or any other person or entity from the use of the S&P BRIC 40® Index or any data included in the S&P BRIC 40® Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. S&P makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P BRIC 40® Index or any data included in the S&P BRIC 40® Index. Without limiting any of the above information, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages, including lost profits, even if notified of the possibility of these damages.

S&P and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the S&P BRIC 40® Index in connection with this offering. The license agreement provides that the following language must be stated in this term sheet:

The MITTS are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the MITTS or any member of the public regarding the advisability of investing in securities generally or in the MITTS particularly or the ability of the Index to track general stock market performance. S&P’s only relationship to MLPF&S and to us (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of S&P and of the S&P BRIC 40® Index which is determined, composed, and calculated by S&P without regard to MLPF&S, us, or the MITTS. S&P has no obligation to take the needs of MLPF&S, our needs, or the needs of the holders of the MITTS into consideration in determining, composing, or calculating the S&P BRIC 40® Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the MITTS, prices at which the MITTS are to initially be sold, or quantities of the MITTS to be issued or in the determination or calculation of the equation by which the MITTS are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing, or trading of the MITTS.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the MITTS, including the following:

•

Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the MITTS, we intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a MITTS without regard to cash, if any, received on the MITTS.

•

Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the MITTS. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4, which you should carefully review prior to investing in the MITTS. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement MITTS-4.

General. There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of MITTS or other instruments with terms substantially the same as the MITTS. However, although the matter is not free from doubt, under current law, each MITTS should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS. You should be aware, however, that the IRS is not bound by our characterization of the MITTS as indebtedness and the IRS could possibly take a different position as to the proper characterization of the MITTS for U.S. federal income tax purposes. If the MITTS are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the MITTS could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a MITTS could differ materially from the timing and character of income, gain, or loss recognized in respect of a MITTS had the MITTS in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the MITTS. The following summary assumes that the MITTS will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals. The amount payable on the MITTS at maturity will depend on the performance of the Basket. Accordingly, we intend to take the position that the MITTS will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the MITTS generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a MITTS. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a MITTS must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the MITTS. Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder’s tax basis in a MITTS generally will equal the cost of that MITTS, increased by the amount of OID previously accrued by the holder for that MITTS (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the MITTS. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Hypothetical Tax Accrual Table. The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 3.76% per annum (compounded semi-annually), which is our current estimate of the comparable yield, based upon market conditions as of the date of this term sheet as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the MITTS as if the MITTS had been issued on August 17, 2010 and were scheduled to mature on August 17, 2015. This tax accrual table is based upon a hypothetical projected payment schedule per $10 principal amount of the MITTS, which would consist of a single payment of $12.0473 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the MITTS During Accrual Period (per Unit of the MITTS)	Total Interest Deemed to Have Accrued on the MITTS as of End of Accrual Period (per Unit of the MITTS)
August 17, 2010 to December 31, 2010	0.1400	0.1400
January 1, 2011 to December 31, 2011	0.3848	0.5248
January 1, 2012 to December 31, 2012	0.3995	0.9243
January 1, 2013 to December 31, 2013	0.4146	1.3389
January 1, 2014 to December 31, 2014	0.4304	1.7693
January 1, 2015 to August 17, 2015	0.2780	2.0473

Hypothetical Projected Redemption Amount = $12.0473 per unit of the MITTS.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals and estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the MITTS.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the MITTS, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the MITTS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The MITTS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement MITTS-4 dated September 24, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509197085/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the MITTS, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“MITTS®” and “Market Index Target-Term Securities®” are our registered service marks.